UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 3, 2022

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 3, 2022, Arrival (the “Company”) issued a press release announcing the receipt of a Non-Compliance Letter from The Nasdaq Stock Market LLC regarding non-compliance with the exchange’s minimum bid price requirement. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on November 3, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ Denis Sverdlov
Name:     Denis Sverdlov
Title:     Chief Executive Officer
Dated: November 3, 2022

Exhibit 99.1

Arrival Announces Receipt of Nasdaq Non-Compliance Letter Regarding Minimum Bid Price Requirement

Luxembourg, November 3, 2022 – On October 31, 2022, Arrival (NASDAQ: ARVL) (the “Company”), inventor of a unique new method of design and production of electric vehicles (EVs) by local Microfactories, received a notification (the “Notification”) from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) because the closing bid price of the Company’s ordinary shares (the “Shares”) was below $1.00 per Share for 30 consecutive business days preceding the date of the Notification.

The Notification has no immediate effect on the listing of the Shares, and the Shares continue to trade on the Nasdaq Capital Market under the symbol "ARVL”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until May 1, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the Shares is $1.00 per Share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, the Company may be eligible for an additional 180-day grace period if it applies to transfer the listing of the Shares to the Nasdaq Capital Market. To qualify, the Company would be required to meet the continued listing requirement for the market value of its publicly held Shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Nasdaq staff determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for such additional compliance period, Nasdaq will provide notice that the Shares will be subject to delisting. The Company would have the right to appeal a determination to delist the Shares, and the Shares would remain listed on the Nasdaq Global Market until the completion of the appeal process

The Company intends to monitor the closing bid price of its Shares during the grace period and will consider its options in order to regain compliance with Nasdaq’s minimum bid price requirement.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s intentions and considerations regarding regaining compliance with the minimum bid price requirement. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com